[DLA Piper Logo]	DLA Piper US LLP
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Raleigh, North Carolina 27612-2350
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Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

August 8, 2007

Via Courier and EDGAR

Karen J. Garnett, Assistant Director

David H. Roberts, Attorney-Advisor
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561 CF/AD8
Washington, D.C. 20549

Re:	Cornerstone Growth & Income REIT, Inc.
Correspondence responding to SEC Staff comments
Amendment No. 3 to Form S-11
File No. 333-139704

(Confidential, For Use of the Commission Only)

Dear Ms. Garnett and Mr. Roberts:

On behalf of our client, Cornerstone Growth & Income REIT, Inc. (“we,” “our” or the “Company”), a Maryland corporation, we are submitting this letter regarding the Company’s Amendment No. 3 to the Form S-11 filed on July 17, 2007 and the Company’s sales literature submitted on June 28, 2007.  This letter includes our response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Terry G. Roussel of the Company dated August 6, 2007 (the “Comment Letter”).  This letter also provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

Form S-11 Registration Statement

Table VI – Acquisitions of Properties by Programs for the Period January 1, 2004 through December 31, 2006

1.                                    Please move this table to Part II of the registration statement.  Refer to Instruction 1 to Table VI of Industry Guide 5.

Response:                                           We acknowledge Instruction 1 to Table VI.  We request that the Company be permitted to include Table VI in the prospectus, however, because the table is very short and its inclusion in the prospectus does not make the prospectus unwieldy.  We note that the table was similarly brief and also included in the prospectus for the initial public offering of Cornerstone Core Properties REIT, Inc., which was reviewed by the Staff.

If future updates of Table VI cause the table to grow significantly, we intend to move the table to Part II at that time.  In addition, if we have other reasons to amend and re-date the prospectus (as opposed to merely supplementing the prospectus), we intend to move Table VI to Part II at that time.

Sales Literature

2.                                    Please revise your sales literature to provide a brief description of the risks that an investor in this offering will face.

Response:                                           We will revise the sales literature as requested by the Staff.  Although we will submit the revised sales literature to the Staff prior to first use, we do not intend to submit the revisions prior to requesting acceleration for effectiveness.

3.                                    Please revise the description of the stock redemption plan to clarify that no redemptions will be available until you either receive exemptive relief under Regulation M from the SEC or complete the offering.  We note the disclosure on page 110 of the prospectus.

Response:                                           We will revise the sales literature as requested by the Staff.  Although we will submit the revised sales literature to the Staff prior to first use, we do not intend to submit the revisions prior to requesting acceleration for effectiveness.

As counsel to the Company, we greatly appreciate the Staff’s assistance in processing this filing.  As communicated to Mr. Roberts, we would greatly appreciate your review and clearance to request acceleration as soon as possible.  If you should have any questions about this letter or require any further information, please call Neil Miller at (202) 861-3860 or me at (919) 786-2002.

Very truly yours,

DLA Piper US LLP

By:	/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

Cc:                               Daniel Gordon, Accounting Branch Chief

Jessica Barberich, Staff Accountant

Terry Roussel, Cornerstone Growth and Income REIT, Inc.